December 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Registration Statement on Form S-1 (File No. 333-145526)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Titan Machinery Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Standard Time on Wednesday, December 5, 2007, or as soon thereafter as possible.

The Company hereby acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TITAN MACHINERY INC.

By	/s/ David J. Meyer
David J. Meyer, Chairman of the Board and
Chief Executive Officer